Exhibit 99.1

Navios Maritime Partners L.P. Announces

Three-Year Time Charter at $19,000 (net) per day for a Newbuilding Capesize Vessel

Monaco September 3, 2013 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) an owner and operator of dry cargo vessels, announced today that it has chartered out the Navios Joy, a newbuilding Capesize vessel for three years.

The Navios Joy has been chartered out to an investment grade counterparty for three years at a rate of $19,000 net per day ($20,000 gross). The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 (net) per day and the second at $25,650 (net) per day.

The vessel is expected to generate approximately $4.6 million annual EBITDA or $12.9 million aggregate EBITDA for the three years of the initial charter period. EBITDA estimates assume expenses approximating current operating costs and 360 revenue days per year.

Navios Partners expects the vessel to be delivered within September 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “This three-year time charter provides accretive cash flow, well above our cash breakeven levels. As the dry bulk environment improves, we will seek to fix vessels on medium to long term charters.”

Fleet Update

Navios Partners has contracted 97.0% and 48.0% of its available days on a charter-out basis for 2013 and 2014, respectively.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Partners L.P.

+1.212.906.8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1.212.661.7566

naviospartners@capitallink.com